HUNT COMPANIES ACQUISITION CORP. I
4401 North Mesa Street

El Paso, TX 79902

November 5, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jessica Livingston
Eric Envall

Hunt Companies Acquisition Corp. I
Registration Statement on
Form S-1 (File No. 333-254542)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 23,000,000 units (including 3,000,000 units to cover over-allotments), each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one warrant, of Hunt Companies Acquisition Corp. I (the “Company”) be accelerated to November 8, 2021 at 4:00 P.M. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the S-1. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****

Very truly yours,

By:	/s/ Ryan McCrory
Name: Ryan McCrory
Title: Head of Corporate

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